FORM 4

 ( X )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
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1.  Name and Address of Reporting Person
                  Landry's Seafood Restaurants,Inc.
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       (Last)                      (First)                    (Middle)
                  1400 Post Oak Blvd, Suite 1010
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                                  (Street)
                  Houston                 Texas               77056
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
            Rainforest Cafe, Inc.
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year
      April/2000
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (  ) 10% Owner
    (  ) Officer (give title below)
    (X) Other (specify title below)
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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (X) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)
      Common Stock, par value $0.01 per share
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2.  Transaction Date (Month/Day/Year)
      4/26/2000
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3.  Transaction Code (Instr. 8)
      J
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
            2,468,702 shares(D)
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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
            100 shares
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
            (D)
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
            By Self
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)

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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:

      As previously announced, on April 26, 2000, Landry's Seafood Restaurants, Inc. ("Landry's") entered into an agreement with Rainforest Cafe, Inc. ("Rainforest") which terminated the Agreement and Plan of Merger, dated as of February 9, 2000, by and among Landry's, LSR Acquisition Corp. and Rainforest (the "Merger Agreement"). In accordance with the terms of the stockholder agreements entered into between Landry's and each of Lyle Berman and Steven Schussler, each such agreement automatically terminated at the time the Merger Agreement terminated.

      As a result of the termination of the aforementioned stockholder agreements, Landry's has no further rights (voting, dispositive or otherwise) with respect to Messrs. Berman's and Schussler's shares of Rainforest capital stock which had been subject to such stockholder agreements and, consequently, can no longer be deemed to share beneficial ownership of such shares pursuant to Rule 16a-2 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Landry's reporting obligations pursuant to
Section 16 of the Exchange Act and the rules and regulations promulgated thereunder is therefore terminated.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).





      Landry's Seafood Restaurants, Inc.

      /s/ Tilman J. Fertitta                         May 11,2000
   -------------------------------------           ----------------
   **  SIGNATURE OF REPORTING PERSON                     DATE
      Name: Tilman J. Fertitta
            Chief Executive Officer
            Landry's Seafood Restaurants, Inc.


   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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